FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

9 August 2019

Transaction in own shares

HSBC Holdings plc (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of US$0.50 each on the London Stock Exchange from Morgan Stanley & Co. International plc ("Morgan Stanley") as part of its buy-back announced on 6 August 2019.

Date of purchase:	9 August 2019
Number of ordinary shares of US$0.50 each purchased:	3,450,857
Highest price paid per share:	£6.3140
Lowest price paid per share:	£6.2340
Volume weighted average price paid per share:	£6.2677

Following the cancellation of the repurchased shares, the Company will have 20,597,271,143 ordinary shares in issue, including 325,273,407 ordinary shares which are held in treasury. Therefore the total voting rights in the Company will be 20,271,997,736. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, a full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6321I_1-2019-8-9.pdf

This announcement will also be available on HSBC's website at www.hsbc.com/sea

Enquiries to:

Larissa Wilson
Shareholder Services
+44 (0) 20 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Richard Gray
Title: Group Company Secretary

Date: 09 August 2019